UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________

FORM 11-K
________________________________

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015
Commission File Number 001-35870
________________________________

CHARTERBANK 401(k) PLAN
(Full title of the plan)
________________________________

Charter Financial Corporation
(Name of issuer of securities)

1233 O.G. Skinner Dr.
West Point, Georgia 31833
(Address of issuer's principal executive office)

CHARTERBANK 401(k) PLAN

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2015 AND 2014

All other schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the participants and
the Board of Directors of the
Charter Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Charter Bank 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2015. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (the “supplemental schedule”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Carr, Riggs & Ingram, LLC

Montgomery, Alabama
June 24, 2016

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014
Assets
Investments at fair value:
Mutual funds	$6,105,888	$5,727,638
Synthetic guaranteed investment contract	1,008,602	930,785
Self-directed brokerage account	2,057,455	1,830,633
Money market fund	366,598	324,486
Total investments	9,538,543	8,813,542
Total assets	9,538,543	8,813,542

Liabilities
Excess participants' contributions	27,881	6,902
Total liabilities	27,881	6,902

Net assets available for benefits	$9,510,662	$8,806,640

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Additions:
Investment income:
Net appreciation in fair value of investments	$49,094	$370,813
Interest and dividends	100,891	115,304
Net investment income	149,985	486,117
Contributions:
Participants' contributions	654,021	650,640
Rollover contributions	71,321	41,351
Total contributions	725,342	691,991
Net additions	875,327	1,178,108

Deductions:
Benefits paid to participants	171,305	176,018
Total deductions	171,305	176,018

Net increase	704,022	1,002,090

Net assets available for benefits
Beginning of year	8,806,640	7,804,550
End of year	$9,510,662	$8,806,640

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1.	DESCRIPTION OF THE PLAN

The following description of the Charter Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, which commenced on April 1, 1995 and was last amended December 21, 2015, is a defined contribution plan covering all eligible employees of Charter Bank (the “Sponsor”). Full-time employees become eligible to participate after the attainment of 20½ years of age. Participants must also complete three months of service with the Sponsor to be eligible to participate in the Plan. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Nationwide Trust Company, FSB is the trustee of the Plan. Nationwide Life Insurance Company is the custodian of the Plan’s investments in the Nationwide Funds and self-directed accounts through a partnership with Nationwide Trust Company, FSB.

Contributions

Participants may contribute up to 100% of their pretax earnings, subject to certain limitations. Any excess contributions are required to be refunded to participants. Rollover contributions from other qualified plans are permitted. Under the Plan, the Sponsor may contribute an amount equal to a discretionary percentage (determined annually by the Sponsor) of each participant’s annual compensation. The Sponsor did not elect to make discretionary contributions in 2015 or 2014.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Sponsor's contributions and (b) Plan earnings (losses). Participant contributions may be invested in one or more of the investment funds available under the Plan or the self-directed brokerage account at the direction of the participant. The Sponsor’s contributions are allocated to investment funds in the same manner as participant contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and earnings thereon. Participants are 100% vested in the Sponsor’s contributions and earnings thereon after completing three years of service, as defined by the Plan.

Benefits

Participants who separate from service with the Sponsor for any reason will have the value of their contributions and earnings thereon and their vested portion of the Sponsor’s elective contributions and earnings thereon, distributed to them in a lump sum or in the form of a direct rollover. If a participant dies before receiving distribution of his or her account, the full amount of his or her account will be paid to the designated beneficiary.

Withdrawals of participants’ deferral contributions are permitted upon the attainment of age 59½ or in the event of severe hardship situations as permitted by Internal Revenue Service (IRS) regulations.

Forfeited Accounts

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested may be used to reduce employer contributions to the Plan. Forfeited non-vested accounts totaled $0 and $1,074 as of December 31, 2015 and 2014, respectively.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962, Plan Accounting - Defined Contribution Pension Plans, defined contribution plans should generally report investments at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has no fully benefit responsive investment contracts. The Plan had no fully benefit responsive investment contracts at December 31, 2015 or 2014.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

At December 31, 2015 and 2014, the Plan’s investment in Charter Financial Corporation common stock represented approximately 17% and 16%, respectively, of total investments (included in the self-directed brokerage account). Also, the Nationwide Fixed Fund, Nationwide International Index Fund, Vanguard 500 Index Fund, the Vanguard Balanced Index Fund, and the Vanguard Growth Index Fund represented 11%, 7%, 10%, 6%, and 14% of total investments at December 31, 2015, respectively. The Nationwide Fixed Fund, Dreyfus S&P 500 Index Fund and the Janus Twenty Fund represented 11%, 11% and 12% of total investments at December 31, 2014, respectively. Accordingly, the Plan has a concentration of risk regarding the stock performance of Charter Financial Corporation and the stock performance of the companies comprising the funds referenced above.

Investments are generally reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefit Payments

Benefits are recorded when paid.

Operating Expenses

All expenses of maintaining the Plan are paid by the Sponsor.

Recent Accounting Pronouncements

In July 2015, FASB issued Accounting Standards Update (ASU) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient - consensuses of the Emerging Issues Task Force. The amendments in this update (1) requires a pension plan to use contract value as the only measure for fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of the investment disclosure requirements for employee benefit plans, and (3) provides benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04, Practical Expedient for the Measurement Date of an Employer's Defined Benefit Obligation and Plan Assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Part I and Part II shall be applied retrospectively to all periods presented, while the amendments in Part III shall be applied prospectively. The Plan is currently evaluating the effect of ASU No. 2015-12 amendments on its financial statements.

NOTE 3.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds and a synthetic guaranteed investment contract made available by Nationwide Life Insurance Company, of which Nationwide Trust Company, FSB, trustee as defined by the Plan, is an affiliate. Investments of the Plan also include Charter Financial Corporation common stock. Charter Financial Corporation is the parent company of the Plan Sponsor. Therefore, these transactions qualify as party-in-interest transactions.

NOTE 4.	INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2015	2014
Mutual funds:
Dreyfus S&P 500 Index Fund	$—	$933,084
Janus Twenty Fund	—	1,060,684
Nationwide International Index Fund	653,449	—
Vanguard 500 Index Fund	987,477	—
Vanguard Balanced Index Fund	603,129	—
Vanguard Growth Index Fund	1,371,481	—
Synthetic guaranteed investment contract	1,008,602	930,785
Self-directed brokerage account	2,057,455	1,830,633

The Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2015	2014
Mutual funds	$(154,183)	$236,836
Synthetic guaranteed investment contract	(1,329)	20,382
Self-directed brokerage account	204,606	113,595
Total	$49,094	$370,813

NOTE 5.	INCOME TAX STATUS

The IRS has informed the Plan, by an opinion letter dated April 2, 2012, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the opinion letter, the Sponsor believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. With few exceptions, the Plan is no longer subject to tax examinations by tax authorities for years before 2013.

NOTE 6.	PLAN TERMINATION

Although the Sponsor has not expressed an intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the accounts of all participants become fully vested, and the net assets of the Plan are either administered and paid under the benefit provisions of the Plan or liquidated and distributed in accordance with procedures prescribed in the Plan.

NOTE 7.	INVESTMENT IN COMMON STOCK OF CHARTER FINANCIAL CORPORATION

During 2001, the participants in the Plan were allowed to purchase common stock of Charter Financial Corporation, the parent company of Charter Bank, in conjunction with the initial public offering of Charter Financial Corporation with a portion of their account balance in the Plan. In 2003, a self-directed brokerage option was added to the Nationwide contract. Participants may purchase or sell shares of common stock of Charter Financial Corporation through their self-directed brokerage account with T D Ameritrade offered through Nationwide, the custodian of the Plan’s assets. During 2013, Charter Financial completed its conversion and reorganization pursuant to which First Charter, MHC, a federally chartered mutual holding company, was converted to the stock holding company form of organization. After this conversion, Plan participants were again given the opportunity to purchase common stock of Charter Financial. As of December 31, 2015 and 2014, the value of Charter Financial Corporation common stock held by the Plan was $1,591,316 and $1,385,221, respectively.

NOTE 8.	FAIR VALUE MEASUREMENT

FASB ASC 820, Fair Value Measurement, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair values. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds and money market fund: Valued at the closing price reported in the active market in which the individual mutual funds and money market fund are traded.

Self-directed brokerage account: Valued at the market value of shares held by the Plan at year end.

Synthetic guaranteed investment contract: Guaranteed investment contracts are valued at fair value by the trustee by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. Because the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, the trustee evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms (for example, duration or payout date) while others are substantiated utilizing available market data.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$6,105,888	$—	$—	$6,105,888
Self-directed brokerage account	2,057,455	—	—	2,057,455
Synthetic guaranteed investment contract	—	—	1,008,602	1,008,602
Money market fund	366,598	—	—	366,598
Total investments at fair value	$8,529,941	$—	$1,008,602	$9,538,543

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$5,727,638	$—	$—	$5,727,638
Self-directed brokerage account	1,830,633	—	—	1,830,633
Synthetic guaranteed investment contract	—	—	930,785	930,785
Money market fund	324,486	—	—	324,486
Total investments at fair value	$7,882,757	$—	$930,785	$8,813,542
Level 3 Activity

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2015 and 2014:

	Level 3 Assets
	2015	2014
Balance, beginning of year	$930,785	$803,978
Unrealized (loss) gain	(1,329)	20,382
Purchases	91,127	126,185
Sales	(11,981)	(19,760)
Balance, end of year	$1,008,602	$930,785

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Plan's level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and ranges of values for those inputs.

December 31, 2015

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	(Weighted Average) Range
Synthetic guaranteed investment contract	$1,008,602	Discounted Cash Flow	Risk-Adjusted Discount Rate	3.41% based on corporate credits, adjusted for liquidity
		Discounted Cash Flow	Investment Term	5 years based on Insurance Co. typical assets
		Discounted Cash Flow and Theoretical Transfer (Exit Value)	Crediting Rate	2.4% base rate as observed from manager statement

December 31, 2014

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	(Weighted Average) Range
Synthetic guaranteed investment contract	$930,785	Discounted Cash Flow	Risk-Adjusted Discount Rate	2.884% based on corporate credits, adjusted for liquidity
		Discounted Cash Flow	Investment Term	5 years based on Insurance Co. typical assets
		Discounted Cash Flow and Theoretical Transfer (Exit Value)	Crediting Rate	2.65% base rate as observed from manager statement

NOTE 9.	TERMINATED PARTICIPANTS

There were no participants who have elected to withdraw from the Plan but have not been paid as of December 31, 2015 and 2014.

NOTE 10.	RISKS AND UNCERTAINTIES

The Plan’s investments include funds which invest in investment securities and in various companies within several markets. Investment securities are exposed to risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.

NOTE 11.	EXCESS PARTICIPANTS’ CONTRIBUTIONS

The Plan failed the discrimination test for each of the years ended December 31, 2015 and 2014. Excess contributions of $27,881 in 2015 and $6,902 in 2014 are reported as excess participants’ contributions in the accompanying statements of net assets available for benefits and as a reduction of participants’ contributions in the statements of changes in net assets available for benefits.

NOTE 12.	RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2015	2014
Net assets available for benefits per financial statements	$9,510,662	$8,806,640
Amount payable for excess participants' contributions	27,881	6,902
Net assets available for benefits per Form 5500	$9,538,543	$8,813,542

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2015	2014
Net increase per financial statements	$704,022	$1,002,090
Amount payable for excess participants' contributions	27,881	6,902
Net increase per Form 5500	$731,903	$1,008,992

SUPPLEMENTAL INFORMATION

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 58-2657053
PLAN NUMBER 002
DECEMBER 31, 2015

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Nationwide Life Insurance	AdvisorOne CLS Flexible Income Fund	**	$137,578
*	Nationwide Life Insurance	AdvisorOne CLS Global Aggressive Equity Fund	**	46,613
*	Nationwide Life Insurance	AdvisorOne CLS Global Diversified Equity Fund	**	178,596
*	Nationwide Life Insurance	AdvisorOne CLS Global Growth Fund	**	120,584
*	Nationwide Life Insurance	AdvisorOne CLS Growth & Income Fund	**	204,919
*	Nationwide Life Insurance	AdvisorOne CLS International Equity Fund	**	13,033
*	Nationwide Life Insurance	AdvisorOne CLS Shelter Fund	**	3,605
*	Nationwide Life Insurance	Alliance Bernstein Global Bond Fund	**	362
*	Nationwide Life Insurance	Alliance Bernstein High Income Fund	**	637
*	Nationwide Life Insurance	American Funds American High Income Trust Fund R6	**	826
*	Nationwide Life Insurance	American Funds New World Fund	**	240
*	Nationwide Life Insurance	Blackrock High Yield Bond Portfolio	**	1,064
*	Nationwide Life Insurance	Delaware Corporate Bond Fund	**	353
*	Nationwide Life Insurance	Delaware Extended Duration Bond Fund	**	516
*	Nationwide Life Insurance	Dimensional Fund Advisors Emerging Markets Fund	**	5,585
*	Nationwide Life Insurance	Dreyfus Cash Management Fund	**	366,599
*	Nationwide Life Insurance	Eagle Series Trust Small Cap Growth Fund	**	7,885
*	Nationwide Life Insurance	Fixed Fund	**	1,008,602
*	Nationwide Life Insurance	Harbor Mid Cap Value Fund	**	686
*	Nationwide Life Insurance	Huntington Situs Fund	**	902
*	Nationwide Life Insurance	JP Morgan Core Plus Bond Fund	**	443
*	Nationwide Life Insurance	Legg Mason Western Asset Global Government Bond Fund	**	407
*	Nationwide Life Insurance	Nationwide International Index Fund	**	653,449
*	Nationwide Life Insurance	Oakmark Equity Income Fund	**	1,731
*	Nationwide Life Insurance	Oppenheimer Gold & Special Minerals Fund	**	25
*	Nationwide Life Insurance	PIMCO High Yield Fund	**	468
*	Nationwide Life Insurance	PIMCO Total Return Fund Institutional	**	8,656
*	Nationwide Life Insurance	Principal Equity Income Fund	**	355
*	Nationwide Life Insurance	Prudential Jennison Natural Resources Fund	**	339
*	Nationwide Life Insurance	Self-Directed Brokerage	**	2,057,455
*	Nationwide Life Insurance	T. Rowe Price Personal Strategic Growth Fund	**	243,617
*	Nationwide Life Insurance	TCW Total Return Bond Fund	**	468
*	Nationwide Life Insurance	Vanguard 500 Index Fund	**	987,477
*	Nationwide Life Insurance	Vanguard Balanced Index Fund	**	603,129
*	Nationwide Life Insurance	Vanguard Dividend Growth Fund	**	24,280
*	Nationwide Life Insurance	Vanguard Emerging Markets Stock Index Fund	**	826
*	Nationwide Life Insurance	Vanguard Equity Income Fund	**	14,931
*	Nationwide Life Insurance	Vanguard Growth Index Fund	**	1,371,481

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Nationwide Life Insurance	Vanguard Intermediate Term Government Bond Fund	**	209,945
*	Nationwide Life Insurance	Vanguard Intermediate Term Investment Grade Fund	**	81,621
*	Nationwide Life Insurance	Vanguard Intermediate Term Treasury Fund	**	514
*	Nationwide Life Insurance	Vanguard International Growth Fund	**	733
*	Nationwide Life Insurance	Vanguard International Value Fund	**	711
*	Nationwide Life Insurance	Vanguard Mid-Cap Index Fund	**	307,451
*	Nationwide Life Insurance	Vanguard REIT Index Fund	**	64,484
*	Nationwide Life Insurance	Vanguard Small Cap Index Fund	**	105,066
*	Nationwide Life Insurance	Vanguard STAR Fund	**	11,722
*	Nationwide Life Insurance	Vanguard Target Retirement Fund 2045	**	2,363
*	Nationwide Life Insurance	Vanguard Total Bond Market Index Fund	**	58,336
*	Nationwide Life Insurance	Vanguard Total Stock Market Index Signal Fund	**	1,569
*	Nationwide Life Insurance	Vanguard Value Index Fund	**	397,879
*	Nationwide Life Insurance	Vanguard Wellesley Income Fund	**	86,708
*	Nationwide Life Insurance	Waddell & Reed Ivy Global Natural Resources Fund	**	248
*	Nationwide Life Insurance	Waddell & Reed Ivy High Income Fund	**	140,471

				$9,538,543
_______________
* Party-in-interest as defined by ERISA.
** Participant directed investment, cost not required to be reported.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CharterBank 401(k) Plan

Date:	June 24, 2016	By:	/s/ Curtis R. Kollar
Curtis R. Kollar
Senior Vice President and Chief Financial Officer